FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 23, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company of Authorized Capital

CNPJ/MF No. 07.628.528/0001-59

Company Register Identification Number (NIRE) 35.300.326.237

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON DECEMBER 22, 2020

Date, Time, and Place: The meeting was held on December 22, 2020, at 2 p.m., at the headquarters of Brasilagro - Companhia Brasileira de Propriedades Agrícolas, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1,309, 5th floor, neighborhood of Jardim Paulistano, Zip Code 01452-002 (“Company”).

Call Notice and Attendance: The call notice procedures were waived once all the members of the Board of Directors were present, pursuant to Section 16, sole paragraph, of the Company's Bylaws. The attendance of the Board Members via conference call and/or video conference, respectively, is authorized, as permitted by Section 20, head paragraph, of the Company's Bylaws. It is further stated that the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain, was duly represented at the meeting by the Vice Chairman of the Board of Directors, Mr. Alejandro G. Elsztain, who was in charge to chair the meeting.

Board: Chairman: Alejandro G. Elsztain; and Secretary: André Guillaumon.

Agenda: To examine, discuss and decide upon: (i) proposal, to be submitted to the Company Shareholders’ Extraordinary Meeting, for the acquisition, by the Company, Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., the last two subsidiaries of the Company, of all the shares issued by the following companies headquartered in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. (collectively, the “Target Companies”) (“Acquisition”); (ii) the authorization to the Company's management to initiate the measures in order to accomplish a potential fundraising by the Company; (iii) the authorization to the members of the Executive Board of the Company to perform all acts and adopt all measures necessary to perform, formalize and improve the aforementioned resolutions, including the execution of the respective share purchase and sale agreement within the context of the Acquisition (which shall have, as condition precedent, among others, the approval of the acquisition by the Company's General Meeting) and the call notice for a Shareholders’ Extraordinary Meeting to approve the Acquisition; and (iv) the ratification of the acts that the Company's Executive Board has already performed aiming at accomplishing the aforementioned resolutions.

Resolutions:

At first, pursuant to Section 156 of Law No. 6.404/76 (“Brazilian Corporations Law”), the Board Members Alejandro G. Elsztain, Eduardo S. Elsztain, Saul Zang, Carlos María Blousson and Alejandro Gustavo Casaretto stated that they were prevented from voting on the items on the agenda given the fact that they were managers or partners of the controlling company of the Target Companies. Thus, after making their impediment known to the others, said Board Members withdrew from the meeting, in order to cause the Independent Board Members to be autonomous and at ease when having the debates with the Executive Board on the items on the agenda and respective resolutions, having returned only after the conclusion of the discussions and the respective votes on such matter.

Accordingly, the Board Members João de Almeida Sampaio Filho, Bruno Magalhães, Isaac Selim Sutton and Camilo Marcantonio unanimously, and without any reservations or restrictions, approved the following, with the abstention of those impeded Board Members who were already identified above:

(i)  To approve the terms and conditions of the proposal, to be submitted to the Company’s Shareholders’ Extraordinary Meeting, for Acquisition, by the Company, Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., the last two subsidiaries of the Company, of the total shares issued by the Target Companies, according to the summary of the terms and conditions of such transaction presented by the management to the Board Members- which will be filed at the Company's headquarters -, for the prices indicated below, which took into account the valuation report prepared by Deloitte & Co. S.A., and which are subject to adjustment according to the variation of the net asset value, except land (real estate), of each of the Target Companies:

(a)	Agropecuaria Acres del Sud S.A.

Assets: real estate properties (4,566 ha), biological assets, inventories and other fixed assets

USD 8,472,305.00

(b)	Ombú Agropecuaria S.A.

Assets: real estate properties (2,969 ha), biological assets, inventories and other fixed assets

USD 7,067,150.00

(c)	Yuchán Agropecuaria S.A. Our scope includes:

Assets: real estate properties (2,341 ha), biological assets, inventories and other fixed assets

USD 3,007,209.00

(d)	Yatay Agropecuaria S.A.

Assets: inventory and other fixed assets

USD 11,487,541.00

It is hereby established that, according to studies presented by the Executive Board, the implementation of the Acquisition shall not grant the dissenting shareholders the right to withdraw from the Company, pursuant to the applicable legislation.

It is hereby established that the Acquisition shall be, among other items, subject to the success of the Fundraising (as defined in item (ii) below).

At last, it is also established that the shareholder Cresud informed the Company that it will not vote in the resolution on the approval of the Acquisition.

(ii)  To authorize the Company's management to initiate the arrangements for fundraising, including, but not limited to, hiring of advisors, and performing analyzes and studies regarding the structure options and the target audience of the transaction, which may be structured, including by means of a potential public offering for the primary distribution of shares issued by the Company, all registered, book-entry and without par value, free and clear of any liens or encumbrances (“Fundraising”).

(iii)  To authorize the members of the Company's Executive Board to perform all acts and adopt all measures necessary to perform, formalize and improve the aforementioned resolutions, including, but not limited to, the execution of the respective share purchase and sale agreement in the context of the Acquisition and the call notice for the Company’s Shareholders’ Extraordinary Meeting to approve the Acquisition, as well as engaging the service providers necessary for the Fundraising, including, without limitation, one or more financial institutions authorized to mediate public offerings of securities; being able, for this purpose, to perform or cause any acts to be performed or to negotiate, approve and sign any contracts, communications, notifications, certificates, documents or instruments that it deems necessary or appropriate for such purpose; and

(iv)  To ratify the acts that the Company's Executive Board has already performed aiming at improving the aforementioned resolutions.

Closing: There being no further business to discuss, the minutes were drafted, approved and signed by all the members of the Board of Directors attending the meeting and by the Chairman and Secretary of the Board.

Signatures: Alejandro G. Elsztain - Chairman; André Guillaumon – Secretary. Board Members: Eduardo S. Elsztain; Alejandro G. Elsztain; Alejandro Gustavo Casaretto; Saúl Zang; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho; Bruno Magalhães and Camilo Marcantonio.

I certify that the above is a translation of the summarized resolutions of the minutes drawn up in the Book of Minutes of the Meetings of the Board of Directors.

São Paulo, December 22, 2020.

André Guillaumon

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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